UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________to _________
Commission file number 000-49929
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
Access National Corporation 401(k) Profit Sharing Plan
(As Restated February 4, 2004)
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
RESTON VA, 20191
REQUIRED INFORMATION
The Access National Corporation 401(k) Profit Sharing Plan (as restated February 4, 2004) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2008 and 2007, and for the year ending December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm
Plan Administrator and Trustees
Access National Corporation
401(k) Profit Sharing Plan
Reston, Virginia
We have audited the accompanying statements of net assets available for benefits of the Access National Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of Schedule of Assets Held for Investment Purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Richmond, Virginia June 30, 2009

ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets

Investments, at fair value:
Mutual funds	$3,628,822382	$4,676,032
Metropolitan Life Ins Co — GIC	559,924	488,332
Self-directed brokerage accounts	666,436	624,534
Participant loans	105,659	80,334

Total Investments	4,960,841	5,869,232

Receivables:
Employer contribution	161,691	170,898

Total receivables	161,691	170,898

Cash	28,278	31,255

Net assets available for benefits at fair value	$5,150,810	$6,071,385

Adjustment from fair value to contract value for fully benefit responsive investment contract	40,305	(1,603)

Net assets available for benefits	$5,191,115	$6,069,782

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION 401(K) PROFIT SHARING PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2008

2008
Additions to net assets attributed to:

Investment Income (Loss):
Mutual funds	$(1,799,574)
Self-directed brokerage accounts	(18,711)
Interest and dividends	119,793

(1,698,492)

Contributions:
Employer	351,032
Participant	755,011
Rollover and other contributions	145,097

1,251,140

Total additions	(447,352)

Deductions from net assets attributed to:
Benefits paid to participants	376,209
Administrative expenses	55,106

Total deductions	431,315

Net (decrease)	(878,667)

Net assets available for benefits:
Beginning of period	6,069,782

End of period	$5,191,115

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) and covers eligible employees of Access National Bank and its subsidiaries. The Plan was originally established in 2000 and last amended in 2004. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Access National Corporation (the Company) may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of $161,691 was made in January 2009 and is reflected under receivables in the Statements of Net Assets Available for Benefits.
In order for the Plan to pass certain Internal Revenue Service discrimination testing requirements, the Company made a Qualified Non-Elective Contribution (QNEC) totaling $49,857 to all non-highly compensated employees of the Company who were at least 21 years of age and had at least six months of service by December 31, 2008. In accordance with the terms of the Plan, the Company determined that a portion of Plan forfeitures as of December 31, 2008, were to be used to fund the QNEC. The QNEC contribution was allocated to eligible participants’ accounts in March 2009.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer contributions, if any and an allocation of Plan earnings. Allocations are based on participant account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer match and earnings thereon after completion of three years of credited service.

Number of Years of
Credited Service	Vested Interest
Less than 3 years	0%
3 years	100%
Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.
Loans: Loans secured by participants’ Plan accounts are permitted under the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan and are not to exceed a term of more than five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes. Loan principal and interest payments are made in accordance with the note’s amortization schedule, and made via payroll deductions.
Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future contributions to the Plan, to pay administrative expenses of the Plan or to fund a QNEC. As of December 31, 2008 forfeitures of $121,284 were available for these purposes. No forfeitures were used to reduce the employer matching contribution for the Plan year ended December 31, 2008. As described above, forfeitures of $49,857 were used to fund the QNEC.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investments: The investments held by the Plan are shown at fair value with an adjustment to contract value for fully benefit responsive guaranteed investment contracts. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales are recorded on a trade date basis.
Contract value for the fully benefit responsive guaranteed investment contract represents contributions plus earnings, less withdrawals by participants. The average crediting interest rate for 2008 was 4.32% and the average yield was (3.24)%. The crediting interest rate may be reset quarterly and is determined by the issuer based on several agreed upon criteria, but cannot be less than 0%. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit responsive investment contracts.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Reclassifications: Certain reclassifications have been made to the prior year to conform to current year presentation.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Fair Value Measurements: Effective January 1, 2008, the Company adopted the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables sets forth, by level within the fair value hierarchy, all Plan investment assets at fair value as of December 31, 2008.
Total Plan investment assets at fair value classified within Level 3 were $665,583 as of December 31, 2008 which consisted of guaranteed investment contracts holdings of $559,924 and loans to participants of $105,659. Total Level 3 assets represented 13% of “Total Investments” on the Plan’s Statements of Net Assets Available for Benefits at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market and other mutual funds (1)	$3,969,075	$—	$—	$3,969,075
Common stock (2)	326,183	—	—	326,183
Guaranteed Investment Contracts (3)	—	—	559,924	559,924
Loans to participants (4)	—	—	105,659	105,659

Total investments assets at fair value	$4,295,258	$—	$665,583	$4,960,841

(1)	Includes $340,523 held in self-directed brokerage accounts.

(2)	Consists of $316,509 common stock of the Company and $9,674 other common stock held in self-directed brokerage accounts.

(3)	Principally consists of investments in non-public investment vehicles.

(4)	Principally consists of participant loans receivable, valued at cost which approximates fair value.

The table below presents a reconciliation for the year ended December 31, 2008 for all Level 3 investment assets, comprised of guaranteed investment contracts and loans to participants, that are measured at fair value on a recurring basis:
Level 3 Investment Assets — Year Ended December 31, 2008

		Guaranteed
	Loans to	Investment
	Participants	Contracts	Total

Balance, beginning of year	$80,334	$488,332	$568,666
Realized gains / (losses)	—	2,963	2,963
Unrealized gains / (losses) relating to instruments still held at the reporting date	—	(21,282)	(21,282)
Purchases, issuances, and settlements	25,325	89,911	115,236
Transfers in and / or out of Level 3	—	—	—

Balance, end of year	$105,659	$559,924	$665,583

NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 — INVESTMENTS
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007, except as otherwise noted:

	2008		2007
American Funds Wash Mutual Invest R5	$	*	$352,527
American Funds Cap World Growth & Income R5		658,432	1,058,059
Dodge & Cox Income Fund		353,357	340,651
Metropolitan Life Ins Co — GIC		559,924	488,332
Vanguard 500 Index Fund		718,352	1,012,174
Vanguard Small Cap Growth Index		*	349,084
Vanguard Mid-Cap Index Fund Investor Shares		*	365,285
Vanguard Short Term Bond Index Fund Investor Shares		317,822	*
Self-directed brokerage accounts		666,436	624,534

*	Did not represent 5% of net assets at end of respective year.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,818,285 as follows:

December 31,
2008

Mutual Funds and GIC	$(1,799,574)
Self-directed brokerage accounts	(18,711)

Total	$(1,818,285)

NOTE 5 — PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $55,106 for 2008.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company, by a letter dated February 12, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL SCHEDULE
ACCESS NATIONAL CORPORATION 401(K) PLAN
EIN 82-0545425, Plan 002
Schedule of Assets Held for Investment Purposes
As of December 31, 2008

Description of		Fair
Asset/Identity of Issue		Value

	Mutual Funds
	American Funds Cap World Growth & Income R5	$658,432
	Dodge & Cox Balanced Fund	157,283
	Dodge & Cox Income Fund	353,357
	Fidelity Commonwealth Trust Small Cap Stock	32,884
	Fidelity Mid-Cap Stock Fund	111,063
	American Funds Growth Fund of America R5	124,946
	American Funds Income Fund of America R5	52,154
	T Rowe Price Retirement	47,699
	T Rowe Price Equity Income	47,137
	T Rowe Price Blue Chip Growth	98,729
	T Rowe Price Mid Cap Value	83,541
	Royce Special Equity Fund	14,617
	Vanguard Short Term Federal Fund	78,600
	Vanguard 500 Index Fund	718,352
	Vanguard Small Cap Growth Index	229,064
	Vanguard Mid-Cap Index Fund Investor Shares	241,569
	American Funds Wash Mutual Invest R5	243,870
	Pioneer High Yield Fund A	17,703
	Vanguard Short Term Bond Index Fund Investor Shares	317,822

	Total Mutual Funds	3,628,8223

*	Metropolitan Life Ins Co — GIC	559,924
**	Self-directed brokerage accounts	666,436
***	Participant loans with interest rates from 4.25% to 9.25%	105,659

	Total Assets held for investment purposes	$4,960,841

*	Guaranteed investment contract

**	Self-directed brokerage accounts include stock of the Plan sponsor, Access National Corporation, a party in interest to the Plan

***	A party-in-interest to the Plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN (As Restated February 4, 2004)
Date: June 30, 2009	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee